

Exhibit 99.1

UDR Opening doors to the future®

Press Release

DENVER, CO – February 9, 2020

Contact: Trent Trujillo
Phone: 720.283.6135

UDR ANNOUNCES FOURTH QUARTER AND FULL-YEAR 2020 RESULTS AND 2021 GUIDANCE

UDR, Inc. (the "Company") Fourth Quarter 2020 Highlights:

- Net income per share was $0.09, Funds from Operations ("FFO") per share was $0.39, FFO as Adjusted ("FFOA") per share was $0.49, and Adjusted FFO ("AFFO") per share was $0.43.
- Net income attributable to common stockholders was $25.5 million compared to net income of $96.9 million in the prior year period, primarily due to lower gains from sold properties and a decline in Combined Same-Store net operating income ("NOI").
- Year-over-year ("YOY") Combined Same-Store results during the fourth quarter of 2020, with concessions accounted for on cash and straight-line bases, as compared to the fourth quarter of 2019 were as follows:

Region	Revenue Growth / (Decline)	Expense Growth / (Decline)	NOI Growth / (Decline)	% of Combined Same-Store Portfolio[(1)]	Physical Occupancy[(2)]	YOY Change in Occupancy
West	(9.7)%	4.2%	(14.0)%	36.5%	95.0%	(1.6)%
Mid-Atlantic	(1.5)%	1.0%	(2.5)%	23.5%	97.0%	0.1%
Northeast	(12.8)%	8.1%	(21.9)%	16.2%	94.3%	(2.2)%
Southeast	3.2%	10.1%	0.2%	11.8%	97.2%	0.2%
Southwest	0.2%	4.1%	(2.1)%	7.3%	97.1%	0.4%
Other Markets	(0.4)%	1.1%	(1.0)%	4.7%	97.4%	1.6%
Total (Cash)	**(5.9)%**	**4.8%**	**(10.1)%**	**100.0%**	**96.1%**	**(0.6)%**
Total (Straight-Line)	**(4.5)%**	**-**	**(8.1)%**	**-**	**-**	**-**

(1) Based on Q4 2020 Combined Same-Store NOI. For definitions of terms, please refer to the "Definitions and Reconciliations" section of the Company's related quarterly Supplemental Financial Information.
(2) Weighted average Combined Same-Store physical occupancy for the quarter.

- The Company continues to implement its Next Generation Operating Platform, which assisted in limiting full-year 2020 Combined Same-Store controllable expense growth to 0.2 percent YOY.
- The Company settled approximately 2.1 million shares of common stock under its previously-announced forward equity sales agreements at a weighted average net price of $48.23 for proceeds of $102.3 million.
- As previously announced, the Company issued $350.0 million of unsecured debt at an effective interest rate of 1.94 percent that matures in March 2033 and used a portion of the proceeds to repay $250.6 million of higher cost debt with a weighted average interest rate of 3.82 percent originally due in 2023 and 2024.
- During the quarter, the Company:
    - Sold DelRay Tower, a 332-home community in Metropolitan Washington, D.C. for gross proceeds of $145.0 million.
    - Entered into an agreement to sell Parallel, a 386-home community in Orange County, CA, for gross proceeds of $156.0 million. Transaction completion is expected by the end of the first quarter 2021.
    - Acquired Andover Place at Cross Creek, a 672-home community in Tampa, FL, for $122.5 million, and Station on Silver, a 400-home community in suburban Washington, D.C. for $128.6 million.
- Subsequent to year-end, the Company:
    - Sold OLiVE DTLA, a 293-home joint venture community in Los Angeles, CA, in which the Company had 47 percent ownership, for a gross sales price of $121.0 million.
    - Acquired Union Place, a 300-home community in suburban Boston, MA, for $77.4 million.
    - Through its Developer Capital Program, committed to invest $30.2 million into a 356-home multifamily development in suburban Washington, D.C. (Herndon, VA). The investment yields 9.0 percent on the Company's capital outstanding and includes profit participation upon a liquidity event.

"2020 proved to be a challenging but also gratifying year for UDR. Despite the economic realities brought on by the pandemic, our business and operating results have remained resilient due to ongoing advancements from our Next Generation Operating Platform, our diversified portfolio, a strong balance sheet, and the phenomenal dedication from all UDR associates," said Tom Toomey, UDR's Chairman and CEO. "2021 has started with signs of stability, including occupancy above 96 percent, higher levels of traffic, and concessions starting to ease. However, increased and extended regulatory actions, the timing and efficacy of widespread vaccinations, and the unknown cadence of the full reopening of the nation's economy continue to pose risks to our business. Nevertheless, UDR has a strong team with a proven ability to execute our strategy, and the Company is well positioned to capitalize on future opportunities as demonstrated by our accretive capital recycling efforts. I commend our associates for their engagement and the compassion they have demonstrated with our residents during 2020 and look forward to a successful 2021."

Recent Operating Trends

The table below is a summary of third quarter 2020, fourth quarter 2020, and January 2021 residential operational trends. "I am encouraged by our January results, which continue to demonstrate stable billed revenue, increasing occupancy, and improving effective blended lease rate growth," said Mike Lacy, UDR's Senior Vice President of Operations. "Despite a slight seasonal deterioration in collections, which has historically occurred every year during the months of November, December, and January, we remain confident in our ability to collect residential rent payments in the high-90 percent range of billed revenue."

Summary of Third Quarter and Fourth Quarter 2020 and January 2021 Residential Operating Trends[1]

	As of and Through January 31, 2021					
Metric	Q3 2020	Oct 2020	Nov 2020	Dec 2020	Q4 2020	Jan 2021
Residential revenue billed ($ millions)	$312.5	$102.8	$102.8	$105.7	$311.3	$104.1
Revenue reserved or written-off[2]	2.3%	N/A	N/A	N/A	2.4%	N/A
Cash revenue collected (% of billed) during billing period	96.1%	94.1%	93.5%	93.1%	95.4%	93.2%
Cash revenue collected (% of billed) subsequent to billing period[1]	1.6%	2.9%	2.6%	2.1%	0.7%	N/A
Cash revenue collected (% of billed) as of January 31, 2021	97.7%	97.0%	96.1%	95.2%	96.1% [2]	93.2%
Leasing Traffic[3]	1,132	1,158	927	760	948	925
Visits[3]	31,751	11,213	7,688	7,797	26,698	10,487
Combined Same-Store Metrics						
Weighted Average Physical Occupancy	95.5%	95.9%	96.2%	96.3%	96.1%	96.4%
Effective Blended Lease Rate Growth[3]	(0.6)%	(0.6)%	0.0%	0.0%	(0.3)%	0.1%

[1] Metrics shown here are as of January 31, 2021, and are for the Company's total residential portfolio, unless otherwise indicated.

[2] For Q4 2020, the Company reserved (reflected as a reduction to revenue) approximately 1.3 percent, or $4.0 million, of billed residential revenue for bad debt, including $0.1 million for the Company's share from unconsolidated joint ventures. This brings the Company's total bad debt reserve to $13.5 million, including $0.8 million for the Company's share from unconsolidated joint ventures, which compares to a year-end accounts receivable balance of $21.0 million.

[3] For definitions, please refer to the "Definitions and Reconciliations" section of the Company's related quarterly Supplemental Financial Information.

Outlook

For the first quarter and full-year of 2021, the Company has established the following same-store and earnings guidance ranges[1]:

	Q4 2020 (Actual)	Q1 2021 (Outlook)	Full-Year 2020 (Actual)	Full-Year 2021 (Outlook)
Net Income / (Loss) per share	$0.09	$0.14 to $0.16	$0.20	$0.13 to $0.25
FFO per share	$0.39	$0.45 to $0.47	$1.85	$1.87 to $1.99
FFOA per share	$0.49	$0.46 to $0.48	$2.04	$1.88 to $2.00
AFFO per share	$0.43	$0.43 to $0.45	$1.86	$1.70 to $1.82
YOY Combined Same-Store Revenue Growth / (Decline), with concessions reported on a <u>cash basis</u>	(5.9)%	N/A	(2.8)%	(2.5)% to 0.5%
YOY Combined Same-Store Revenue Growth / (Decline), with concessions reported on a <u>straight-line basis</u>	(4.5)%	N/A	(1.7)%	(4.5)% to (1.5)%
YOY Combined Same-Store Expense Growth	4.8%	N/A	3.7%	1.0% to 4.0%
YOY Combined Same-Store NOI Growth / (Decline), with concessions reported on a <u>cash basis</u>	(10.1)%	N/A	(5.4)%	(4.0)% to 0.0%
YOY Combined Same-Store NOI Growth / (Decline), with concessions reported on a <u>straight-line basis</u>	(8.1)%	N/A	(3.9)%	(6.5)% to (2.5)%

[1] Additional assumptions for the Company's first quarter and 2021 outlook can be found on Attachment 15 of the Company's related quarterly Supplemental Financial Information. A reconciliation of FFO per share, FFOA per share, and AFFO per share to GAAP Net Income per share can be found on Attachment 16(E) of the Company's related quarterly Supplemental Financial Information. Non-GAAP financial measures and other terms, as used in this earnings release, are defined and further explained on Attachments 16(A) through 16(E), "Definitions and Reconciliations," of the Company's related quarterly Supplemental Financial Information.

Fourth Quarter 2020 Operations

In the fourth quarter, total revenue decreased by ($2.4) million year-over-year, or (0.8) percent, to $302.4 million. This decrease was primarily attributable to declines in revenue from mature communities. The fourth quarter annualized rate of turnover increased by 120 basis points versus the prior year period to 41.1 percent. Please refer to the table on page 1 of this Press Release for additional details on fourth quarter Combined Same-Store growth results.

24.6 percent of the Company's fourth quarter 2020 Combined Same-Store NOI came from communities located in New York, the San Francisco Bay Area, and Boston. YOY rent growth and occupancy in the suburban areas of these markets remained stable during the fourth quarter, but operating results in the urban areas of these markets remained challenged due to delayed re-openings of the cities, resulting in elevated concessionary activity and lower physical occupancy versus the prior year period.

Summary of Fourth Quarter YOY Combined Same-Store Growth and Occupancy Trends

Market	% of Combined Same-Store Portfolio[1]	Revenue Growth / (Decline)		NOI Growth / (Decline)		Physical Occupancy[3]	
		Cash Basis[2]	Straight-Line Basis[2]	Cash Basis[2]	Straight-Line Basis[2]	Q4 2020	As of January 31, 2021
New York, NY	4.3%	(22.1)%	(13.7)%	(44.7)%	(31.4)%	93.9%	94.6%
San Francisco, CA	8.4%	(22.1)%	(18.7)%	(29.8)%	(25.4)%	90.4%	91.9%
Boston, MA	11.9%	(6.3)%	(6.2)%	(8.3)%	(8.2)%	94.4%	95.3%
Subtotal / Wtd. Avg.	**24.6%**	**(14.5)%**	**(12.5)%**	**(22.0)%**	**(20.0)%**	**92.9%**	**94.0%**
Remaining Markets	**75.4%**	**(1.6)%**	**(1.1)%**	**(3.7)%**	**(3.2)%**	**96.7%**	**97.2%**
Total / Wtd. Avg.	**100.0%**	**(5.9)%**	**(4.5)%**	**(10.1)%**	**(8.1)%**	**96.1%**	**96.4%**

[1] Based on Q4 2020 Combined Same-Store NOI. Totals may not equate to the displayed subtotals or weighted averages due to rounding. For definitions of terms, please refer to the "Definitions and Reconciliations" section of the Company's related quarterly Supplemental Financial Information.

[2] "Cash Basis" and "Straight-Line Basis" present concessions reported on a cash or straight-line basis, respectively.

[3] Weighted average Combined Same-Store physical occupancy for the fourth quarter 2020 and as of January 31, 2021, respectively.

In the table below, the Company has presented sequential Combined Same-Store results by region, with concessions accounted for on cash and straight-line bases.

Summary of Combined Same-Store Results in Fourth Quarter 2020 versus Third Quarter 2020

Region	Revenue Growth / (Decline)	Expense Growth / (Decline)	NOI Growth / (Decline)	% of Combined Same-Store Portfolio[1]	Physical Occupancy[2]	Sequential Change in Occupancy
West	(2.4)%	0.2%	(3.4)%	36.5%	95.0%	0.9%
Mid-Atlantic	0.0%	(5.8)%	2.6%	23.5%	97.0%	0.3%
Northeast	1.1%	(3.1)%	3.9%	16.2%	94.3%	1.8%
Southeast	1.3%	(1.9)%	2.8%	11.8%	97.2%	(0.1)%
Southwest	(0.3)%	(8.8)%	5.8%	7.3%	97.1%	0.2%
Other Markets	0.0%	(6.0)%	2.8%	4.7%	97.4%	0.3%
Total (Cash)	**(0.5)%**	**(3.3)%**	**0.8%**	**100.0%**	**96.1%**	**0.6%**
Total (Straight-Line)	**(1.8)%**	**-**	**(1.1)%**	**-**	**-**	**-**

[1] Based on Q4 2020 Combined Same-Store NOI. For definitions of terms, please refer to the "Definitions and Reconciliations" section of the Company's related quarterly Supplemental Financial Information.

[2] Weighted average Combined Same-Store physical occupancy for the quarter.

In the table below, the Company has presented components of residential revenue contribution that drove the year-over-year and sequential decreases in Combined Same-Store revenue during the fourth quarter, as reported on a cash basis. The decreases are a result of the following:

Residential Revenue Components	Year-Over-Year Contribution to Growth / (Decline)[1]		Sequential Contribution to Growth / (Decline)[1]	
	Q4 2019 to Q4 2020 ($ in millions)	Q4 2019 to Q4 2020 (%)	Q3 2020 to Q4 2020 ($ in millions)	Q3 2020 to Q4 2020 (%)
Base Quarter Combined Same-Store Revenue	**$292.2**		**$276.4**	
Gross Rents	$(5.7)	(2.0)%	$(4.8)	(1.7)%
Concessions[2]	$(7.1)	(2.4)%	$0.7	0.3%
Economic Occupancy Loss	$(2.1)	(0.7)%	$3.3	1.2%
Bad Debt Reserve and Net Bad Debt Write-Offs	$(4.3)	(1.5)%	$(0.1)	(0.0)%
Fee and Other Income	$1.9	0.7%	$(0.6)	(0.2)%
Q4 2020 Combined Same-Store Revenue	**$274.9**	**(5.9)%**	**$274.9**	**(0.5)%**

[1] Totals may not sum to $274.9 million, (5.9) percent and (0.5) percent, respectively, due to rounding.

[2] Concessions exclude direct leasing costs. Please see Attachment 16(A), "Definitions and Reconciliations," of the Company's related quarterly Supplemental Financial Information for a reconciliation of Combined Same-Store Revenue with concessions on a cash basis to Combined Same-Store Revenue on a straight-line basis.

For the twelve months ended December 31, 2020, total revenue increased by $89.0 million year-over-year, or 7.7 percent, to $1.2 billion. This increase was primarily attributable to growth in revenue from acquired and stabilized, non-mature communities.

In the table below, the Company has presented Combined Same-Store results by region for the twelve months ended December 31, 2020, with concessions accounted for on cash and straight-line bases. The full-year annualized rate of turnover increased by 30 basis points versus the prior year period to 48.4 percent.

Summary of Combined Same-Store Results Full-Year 2020 versus Full-Year 2019

Region	Revenue Growth / (Decline)	Expense Growth / (Decline)	NOI Growth / (Decline)	% of Combined Same-Store Portfolio[1]	Physical Occupancy[2]	Full-Year YOY Change in Occupancy
West	(4.6)%	3.3%	(7.1)%	39.2%	95.4%	(1.1)%
Mid-Atlantic	(0.5)%	1.8%	(1.4)%	24.2%	96.9%	(0.2)%
Northeast	(8.9)%	7.8%	(16.7)%	12.6%	94.5%	(2.2)%
Southeast	2.2%	7.4%	(0.1)%	11.4%	97.2%	0.3%
Southwest	1.5%	0.2%	2.4%	7.6%	97.0%	0.5%
Other Markets	0.1%	1.5%	(0.5)%	5.0%	96.8%	0.8%
Total (Cash)	**(2.8)%**	**3.7%**	**(5.4)%**	**100.0%**	**96.3%**	**(0.4)%**
Total (Straight-Line)	**(1.7)%**	**-**	**(3.9)%**	**-**	**-**	**-**

[1] Based on full-year 2020 Combined Same-Store NOI. For definitions of terms, please refer to the "Definitions and Reconciliations" section of the Company's related quarterly Supplemental Financial Information.

[2] Weighted average Combined Same-Store physical occupancy for full-year 2020.

Retail tenant income accounts for less than two percent of the Company's consolidated NOI. During the fourth quarter, the Company collected 88.9 percent of billed retail revenue and reserved $1.7 million, including $0.1 million for UDR's share from unconsolidated joint ventures, of its retail revenue based on probability of collection.

Transactional Activity

During the quarter, the Company:

- Sold DelRay Tower, a 332-home community located in Metropolitan Washington, D.C. (Alexandria, VA), for gross proceeds of $145.0 million, or $437,000 per home, as previously announced. At the time of sale, the community had a weighted average monthly revenue per occupied home of $2,095 and physical occupancy of 93 percent.
- Entered into an agreement to sell Parallel, a 386-home community located in Orange County (Anaheim), CA, for gross proceeds of $156.0 million, or $404,000 per home. Transaction completion is expected by the end of the first quarter 2021. As of January 31, 2021, the community had a weighted average monthly revenue per occupied home of $2,160 and physical occupancy of 96 percent.
- Acquired Addison Park and Andover Place, two adjacent properties of 336 homes apiece, located in suburban Tampa, FL, for $122.5 million, or $182,000 per home. At the time of acquisition, the communities (21 and 23 years old, respectively) had an average blended monthly revenue per occupied home of $1,192 and occupancy of 96 percent. UDR will operate the two properties as one large community named Andover Place at Cross Creek.
- Acquired Station on Silver, a 400-home community located in suburban Washington, D.C. (Herndon, VA), for $128.6 million, or $322,000 per home. At the time of acquisition, the two-year-old community, which is located near an existing wholly owned UDR community (The Courts at Dulles) and a DCP community (Makers Rise), had average monthly revenue per occupied home of $1,778 and occupancy of 94 percent.

Subsequent to year-end, the Company:

- Sold OLiVE DTLA, a 293-home joint venture community located in Los Angeles, CA, in which the Company had 47 percent ownership, for a gross sales price of $121.0 million, or $413,000 per home. At the time of sale, the community had a weighted average monthly revenue per occupied home of $2,550 and physical occupancy of 93 percent.
- Acquired Union Place, a 300-home community based in suburban Boston (Franklin, MA), for $77.4 million, or $258,000 per home. At the time of acquisition, the 15-year-old property, which affords substantial operational and renovation upside, had average monthly revenue per occupied home of $1,707 and occupancy of 94 percent.

Development Activity

At the end of the fourth quarter, the Company's development pipeline totaled $491.5 million, of which 50 percent of this cost had been incurred. The Company's active pipeline includes five development communities, one each in Addison, TX; Denver, CO; Dublin, CA; Washington, D.C.; and King of Prussia, PA, for a combined total of 1,378 homes. During the quarter construction commenced at Village at Valley Forge, a $68.0 million, 200-home community in the King of Prussia submarket of Philadelphia, PA.

Developer Capital Program ("DCP") Activity

At the end of the fourth quarter, the Company's DCP investments, including accrued return, totaled $429.0 million with a weighted average return rate of 8.3 percent and weighted average remaining term of 2.4 years.

During the quarter, the Company's $53.7 million investment balance and accrued return on its mezzanine loan for The Portals development in Washington, D.C., was repaid.

Subsequent to quarter-end, the Company committed to invest $30.2 million into Makers Rise, a 356-home multifamily development located in suburban Washington, D.C. (Herndon, VA). The investment yields 9.0 percent on the Company's capital outstanding with five years until expected redemption and includes profit participation upon a liquidity event. The community is fully capitalized, inclusive of $16.7 million of developer equity (or approximately 15 percent of the $110.3 million total project cost), and construction is scheduled to commence during the first quarter of 2021.

Capital Markets and Balance Sheet Activity

During the quarter, the Company settled approximately 2.1 million shares of common stock under its previously-announced forward equity sales agreements at a weighted average net price of $48.23 for proceeds of $102.3 million.

As previously announced, during the quarter the Company issued $350.0 million of unsecured debt at an effective interest rate of 1.94 percent that matures in March 2033. The Company expects to allocate the net proceeds from the offering to eligible Green projects. Pending allocation for such purposes, the Company used a portion of the proceeds to redeem $183.1 million of 3.75 percent medium-term unsecured notes originally due July 2024 and repay other outstanding indebtedness, including the Company's $67.5 million of 4.0 percent secured indebtedness originally maturing in 2023 and outstanding balances on the Company's commercial paper program and working capital credit facility. The combined prepayment and make-whole amounts, netted against fair market value adjustments, totaled approximately $23.8 million.

Subsequent to quarter-end, UDR and its joint venture partner MetLife refinanced $302.9 million of mortgage loans with a weighted average interest rate of 3.7 percent on Columbus Square (Manhattan, NY) that were scheduled to mature in 2022 with $229.6 million of fixed rate mortgage loans at a weighted average interest rate of 2.6 percent that mature in 2031.

As of December 31, 2020, the Company had $958.4 million of liquidity through a combination of cash and undrawn capacity on its credit facilities. Please see Attachment 15 of the Company's related quarterly Supplemental Financial Information for additional details on projected capital sources and uses.

The Company's total indebtedness as of December 31, 2020 was $5.0 billion with no remaining consolidated maturities until 2023, excluding principal amortization, amounts on the Company's commercial paper program and amounts on the Company's working capital credit facility. The Company ended the quarter with fixed-rate debt representing 94.4 percent of its total debt, a weighted average interest rate of 2.91 percent and a weighted average years to maturity of 8.0 years. The Company's consolidated leverage was 34.9 percent versus 34.2 percent a year ago, its consolidated net-debt-to-EBITDAre was 6.8x versus 6.1x a year ago and its consolidated fixed charge coverage ratio was 4.5x versus 4.9x a year ago.

Senior Management and Board of Directors
As previously announced, effective January 1, 2021, Jerry A. Davis transitioned from the role of Chief Operating Officer, but continues to serve as President of the Company. Mr. Davis will focus on the continued implementation and evolution of the Company's Next Generation Operating Platform, the evaluation of new technologies and technology investments useful to the Company's business areas, and redevelopment opportunities. In conjunction with the transition, Mr. Davis intends to retire at year-end 2021, at which time he will transition to a consulting role. Michael D. Lacy, the Company's Senior Vice President of Property Operations, will continue to oversee UDR's day-to-day operations, as he has for the last three years.

As previously announced, during the quarter the Company appointed Diane Morefield to its Board of Directors. Ms. Morefield most recently served as Executive Vice President and Chief Financial Officer at CyrusOne, Inc, a $13 billion publicly traded data center REIT, and previously held executive-level positions at two publicly traded REITs that have since been taken private. Ms. Morefield is an independent director and serves on the Audit and Governance Committees.

Dividend
As previously announced, the Company's Board of Directors declared a regular quarterly dividend on its common stock for the fourth quarter of 2020 in the amount of $0.36 per share. The dividend was paid in cash on February 1, 2021 to UDR common stock shareholders of record as of January 11, 2021. The fourth quarter 2020 dividend represented the 193rd consecutive quarterly dividend paid by the Company on its common stock.

Supplemental Information
The Company offers Supplemental Financial Information that provides details on the financial position and operating results of the Company which is available on the Company's website at ir.udr.com.

Conference Call and Webcast Information
UDR will host a webcast and conference call at 1:00 p.m. Eastern Time on February 10, 2021 to discuss fourth quarter and full-year results as well as high-level views for 2021.

The webcast will be available on UDR's website at ir.udr.com. To listen to a live broadcast, access the site at least 15 minutes prior to the scheduled start time in order to register, download and install any necessary audio software.

To participate in the teleconference dial 877-705-6003 for domestic and 201-493-6725 for international. A passcode is not necessary.

This quarter, given the combination of a high volume of conference calls occurring during this time of year generally and the impact that the COVID-19 pandemic has had on staffing and capacity at our conference call provider, we anticipate potential delays if you dial in to be connected to the live call. As a result, we encourage stockholders and interested parties to join us for the Company's earnings results discussion via the webcast link. If you choose to dial in to the live call, please allow extra time to be connected to the call.

A replay of the conference call will be available through March 12, 2021, by dialing 844-512-2921 for domestic and 412-317-6671 for international and entering the confirmation number, 13714660, when prompted for the passcode. A replay of the call will also be available for 30 days on UDR's website at ir.udr.com.

Full Text of the Earnings Report and Supplemental Data
The full text of the earnings report and related quarterly Supplemental Financial Information will be available on the Company's website at ir.udr.com.

Forward-Looking Statements

Certain statements made in this press release may constitute "forward-looking statements." Words such as "expects," "intends," "believes," "anticipates," "plans," "likely," "will," "seeks," "estimates" and variations of such words and similar expressions are intended to identify such forward-looking statements. Forward-looking statements, by their nature, involve estimates, projections, goals, forecasts and assumptions and are subject to risks and uncertainties that could cause actual results or outcomes to differ materially from those expressed in a forward-looking statement, due to a number of factors, which include, but are not limited to, the impact of the COVID-19 pandemic and measures intended to prevent its spread or address its effects, unfavorable changes in the apartment market, changing economic conditions, the impact of inflation/deflation on rental rates and property operating expenses, expectations concerning availability of capital and the stabilization of the capital markets, the impact of competition and competitive pricing, acquisitions, developments and redevelopments not achieving anticipated results, delays in completing developments, redevelopments and lease-ups on schedule, expectations on job growth, home affordability and demand/supply ratio for multifamily housing, expectations concerning development and redevelopment activities, expectations on occupancy levels and rental rates, expectations concerning the joint ventures with third parties, expectations that technology will help grow net operating income, expectations on annualized net operating income and other risk factors discussed in documents filed by the Company with the SEC from time to time, including the Company's Annual Report on Form 10-K and the Company's Quarterly Reports on Form 10-Q. Actual results may differ materially from those described in the forward-looking statements. These forward-looking statements and such risks, uncertainties and other factors speak only as of the date of this press release, and the Company expressly disclaims any obligation or undertaking to update or revise any forward-looking statement contained herein, to reflect any change in the Company's expectations with regard thereto, or any other change in events, conditions or circumstances on which any such statement is based, except to the extent otherwise required under the U.S. securities laws.

About UDR, Inc.

UDR, Inc. (NYSE: UDR), an S&P 500 company, is a leading multifamily real estate investment trust with a demonstrated performance history of delivering superior and dependable returns by successfully managing, buying, selling, developing and redeveloping attractive real estate communities in targeted U.S. markets. As of December 31, 2020, UDR owned or had an ownership position in 52,589 apartment homes including 1,176 homes under development. For over 48 years, UDR has delivered long-term value to shareholders, the best standard of service to Residents and the highest quality experience for Associates.